Exhibit (a)(5)(i)


For immediate release
Wednesday 21st June, 2000


On Tuesday 20 June, 2000, Invensys Holdings Limited, an indirect wholly owned subsidiary of Invensys p1c, purchased through its agent Goldman Sachs International 1.5 million shares of Baan Company N.V. on the Amsterdam Exchanges at an average price of Euro 2.85.